UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-29948

STARFIELD RESOURCES INC.
(Translation of registrant’s name into English)

420-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 30, 2004

99.2	News Release dated December 2, 2004

99.3	Early Warning Report filed on December 2, 2004

99.4	News Release dated December 16, 2004

99.5	News Release dated December 17, 2004

99.6	News Release dated December 29, 2004

99.7	News Release dated January 11, 2005

99.8	News Release dated January 18, 2005

99.9	Confirmation of Mailing dated January 19, 2005

99.10	MD&A for the period ended November 30, 2004

99.11	Interim Financial Statements for the period ended November 30, 2004

99.12	Certification of CFO

99.13	Certification of CEO

99.14	News Release dated January 24, 2005

99.15	News Release dated February 4, 2005

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.

Dated:	March 7, 2005	By:	/s/ Glen Indra
Glen Indra
Director